Exhibit 12.4

Ameren Energy Generating Company

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Three Months Ended March 31, 2009	Year Ended December 31, 2008
Net income from continuing operations	$46,732	$175,450
Add- Taxes based on income	26,593	100,005

Net income before income taxes	73,325	275,455
Add- fixed charges:
Interest on long term debt (1)	15,882	54,153
Estimated interest cost within rental expense	68	228
Amortization of net debt premium, discount, and expenses	212	760

Total fixed charges	16,162	55,141

Earnings available for fixed charges	$89,487	$330,596

Ratio of earnings to fixed charges	5.53	5.99

(1)	Includes FIN 48 interest expense